Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 15.08.2008

From: Liberty International PLC

Headline: Exchange Rate for 2008 Interim Dividend

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dw 8/20

Exchange Rate for 2008 Interim Dividend

EXCHANGE RATE FOR 2008 INTERIM DIVIDEND PAYABLE TO SHAREHOLDERS ON THE SOUTH AFRICAN REGISTER

Liberty International PLC confirms that the South African Rand exchange rate for the 2008 interim dividend of 16.5 pence per ordinary share to be paid on 16 September 2008, to shareholders registered on 29 August 2008, will be 14.575 ZAR to 1 GBP. Liberty International is a Real Estate Investment Trust and, as in 2007, has chosen to pay the interim dividend as a Property Income Distribution ("PID") which will be subject to deduction of a 20% withholding tax.

Accordingly shareholders who hold their shares via the South African register will receive a dividend per ordinary share as follows:

Gross amount of dividend	240.4875 ZA cents	(GBP pence 16.5p)
Less 20% withholding tax	48.0975 ZA cents	(GBP pence 3.3p)
Net dividend payable	192.3900 ZA cents	(GBP pence 13.2p)

South African shareholders may apply, after payment of the dividend, to the UK tax authority for a refund of the difference between the 20% withholding tax and the UK/South African double taxation treaty rate of 15%. Liberty International will account to UK HM Revenue & Customs in sterling for the tax withheld. Settlement of any claims for refund will also be calculated and settled in sterling.

The information given above will assist with applications for refunds. For information on PIDs and refund claims, including claim forms and guidance on how to complete them, visit www.liberty-international.co.uk. A helpline for questions relating to the withholding tax and to request claim forms is available until 30 November 2008 on 0800 006 497 (+27 11 870 8218 if calling from outside South Africa). Calls from within South Africa are toll-free.

15 August 2008

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